The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUNDAY Communications Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

ANNOUNCEMENT

SUNDAY Communications Limited (the "Company") refers to the announcement of the Company's holding company, PCCW Limited ("PCCW"), which appears in the newspapers today. The PCCW announcement confirms that the PCCW board has, after due consideration, determined not to pursue any further either of the non-binding expressions of interest that had been received by PCCW in respect of substantially all of its telecommunications and media-related assets. Shareholders of the Company are referred to the PCCW announcement for further details in this regard.

As a result of the PCCW board's decision, it is apparent that PCCW does not propose to pursue any further discussions concerning a possible sale of shares in the Company or the assets and business of the Company to either Macquarie Bank Limited ("Macquarie") or TPG/Newbridge. The directors of the Company also confirm that no approach has been made by either of these parties directly to the Company.

The PCCW board's decision has the effect of bringing to an end the offer periods which had commenced under the Hong Kong Code on Takeovers and Mergers in respect of possible offers that might, in time, otherwise have arisen by virtue of Macquarie's and/or TPG/Newbridge's non-binding expressions of interest.

At the request of the Company, trading in the Company's shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") was suspended with effect from 9:30 a.m. on 25 July 2006 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for resumption of trading in the Company's shares with effect from 9:30 a.m. on 26 July 2006.
By Order of the Board
SUNDAY Communications Limited
Alexander Anthony Arena
Chairman

Hong Kong, 25 July 2006

The directors of the Company as at the date of this announcement are as follows:
Executive Directors:	Independent Non-executive Directors:
Alexander Anthony Arena (Chairman)	John William Crawford
Chan Kee Sun, Tom	Henry Michael Pearson Miles
Chan Wing Wa	Robert John Richard Owen
Chow Ding Man
Hui Hon Hing, Susanna

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm having made all reasonable inquiries that, to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would made any statement in this announcement misleading.